Exhibit 99.3

Management’s Discussion and Analysis Year Ended December 31, 2016 (Expressed in United States dollars, except per share amounts and where otherwise noted)
March 10, 2017
This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the consolidated financial statements for the year ended December 31, 2016 and related notes thereto which have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). References to "Entrée" and the "Company" are to Entrée Gold Inc. and/or one or more of its wholly-owned subsidiaries. For further information on the Company, reference should be made to its continuous disclosure (including its most recently filed annual information form ("AIF")), which is available on SEDAR at www.sedar.com. Information is also available on the Company’s website at www.entreegold.com. Information on risks associated with investing in the Company’s securities is contained in the Company’s most recently filed AIF. Technical and scientific information under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") concerning the Company’s material properties, including information about mineral resources and reserves, is contained in the Company’s most recently filed AIF and in its technical reports titled "Lookout Hill Feasibility Study Update" dated March 29, 2016 prepared by OreWin Pty Ltd and "2017 Updated Preliminary Economic Assessment on the Ann Mason Project, Nevada, U.S.A.", with an effective date of March 3, 2017, prepared by AGP Mining Consultants Inc. and Amec Foster Wheeler Americas Limited.

2016 HIGHLIGHTS
Entrée/Oyu Tolgoi JV Property
•
On May 5th and 6th, 2016, formal ‘notice to proceed’ approval was given for the next stage of development of the world-class Oyu Tolgoi copper-gold mine in Mongolia ("OT") by the boards of Turquoise Hill Resources Ltd. ("Turquoise Hill"), Rio Tinto and Entrée’s joint venture partner, Oyu Tolgoi LLC ("OTLLC").  According to Turquoise Hill, this was the final requirement for the re-start of underground development at the Hugo North Lift 1 block cave ("Lift 1"), including Lift 1 of the Entrée/Oyu Tolgoi joint venture’s Hugo North Extension deposit;

•
In June and July 2016, OTLLC signed a contract with Jacobs Engineering Group ("Jacobs") to provide engineering, procurement and construction management ("EPCM") services for the underground development and signed a contract with mining services provider Thiess and Mongolian contractor Khishig Arvin for development of twin declines, incorporating both a service and conveyor tunnel;

•
In August 2016, Turquoise Hill advised that OTLLC drew down approximately $4.3 billion of the $4.4 billion project finance facility that was signed in December 2015.  As part of the project finance facility, a debt cap of $6.0 billion for OT was agreed, which provides the possibility for an additional $1.6 billion of supplemental debt in the future;

•
On October 21, 2016, Turquoise Hill filed an updated technical report ("2016 OTTR") under NI 43-101 relating to the OT project.  The 2016 OTTR includes Preliminary Economic Assessments ("PEAs") of potential later phases of the OT deposits which include Entrée/Oyu Tolgoi joint venture resources;

•
During the fourth quarter of 2016, the underground workforce ramped up to over 2,000 people and progress was made in key areas including shafts 2 and 5 related activities and construction of critical on-site facilities while the bulk excavation component for the convey-to-surface work stream was completed.  Lateral development rates were progressing well with a further increase expected in 2017 when additional underground crushing capacity is added.

Corporate
•
In March 2016, the Company entered into an agreement with Sandstorm Gold Ltd. ("Sandstorm") to amend the Equity Participation and Funding Agreement dated February 14, 2013 resulting in a 17% reduction in the metal credits that Entrée is required to sell and deliver to Sandstorm in return for a payment of $5.5 million in cash and issuing $1.3 million of common shares of the Company;

Q4 2016 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

•
In January 2017, the Company closed a non-brokered private placement of 18,529,484 units of the Company at a price of C$0.41 per unit for gross proceeds of approximately C$7.6 million.  Each unit consists of one common share and one-half of one transferable common share purchase warrant (each whole warrant, a "Warrant").  Each Warrant entitles the holder to purchase one additional common share of the Company at a price of C$0.65 per share for a period of 5 years following the date of issuance;

•
On February 28, 2017, the Company announced that its Board of Directors (the "Board") had unanimously approved a strategic reorganization of Entrée’s business.  Entrée’s U.S. based assets, the Ann Mason and Lordsburg projects, will be transferred to a newly incorporated company, Mason Resources Corp. ("Mason Resources").  The strategic reorganization will result in two separate and focused, well-capitalized entities, each with a high quality advanced project providing new and existing shareholders with optionality as to investment strategy and risk profile;

•	As at March 10, 2017, the Company’s cash balance was $18.5 million. Of that, it is expected that $8.75 million will be transferred to Mason Resources as part of the strategic reorganization;
•
For the 2016 year, the Company’s exploration and general and administrative expenditures of approximately $1.9 million and $2.5 million, respectively, were reduced by 64% and 54% compared to 2015 as a result of the Company’s continued focus on reducing non value adding expenditures.

OVERVIEW OF BUSINESS
Entrée is a resource company engaged in exploring mineral resource properties with interests in development and exploration properties in Mongolia, the United States, Australia and Peru.
The Company’s two principal assets are:
•
Entrée/Oyu Tolgoi joint venture interest – a 20% carried interest in two of the OT project deposits in Mongolia as well as a large underexplored, highly prospective land package adjacent on three sides to OTLLC’s Oyu Tolgoi mining licence (the "Entrée/Oyu Tolgoi JV Property"); and

•	Ann Mason Project – 100% interest in one of the largest undeveloped copper-molybdenum porphyry projects in North America. The project is located in the prolific Yerington district in Nevada, USA.

The OT project is one of the world’s largest new copper-gold mines and is located in the South Gobi region of Mongolia.  The project includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by OTLLC (66% Turquoise Hill and 34% the Government of Mongolia), and the Entrée/Oyu Tolgoi JV Property, which is a partnership between Entrée and OTLLC. The Entrée/Oyu Tolgoi JV Property comprises the eastern portion of the Shivee Tolgoi mining licence, and all of the Javhlant mining licence. The Shivee Tolgoi and Javhlant mining licences are held by Entrée.
Rio Tinto is the operator of the existing open pit mine on the Oyu Tolgoi mining licence, and is currently managing the construction of Lift 1 of the Hugo North underground block cave on both the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property. The portion of the Hugo North deposit that lies on the Entrée/Oyu Tolgoi JV Property is known as Hugo North Extension. Lift 1 underground development recommenced in mid-2016.
In addition to the Hugo North Extension copper-gold deposit, the Entrée/Oyu Tolgoi JV Property includes approximately 94% of the Heruga copper-gold-molybdenum deposit, and a large exploration land package, which together form a significant component of the overall OT project.
Entrée also holds a 100% interest in the western portion of the Shivee Tolgoi mining licence ("Shivee West"). Since 2015 Shivee West has been the subject of a License Fee Agreement between Entrée and OTLLC and may ultimately be included in the Entrée/Oyu Tolgoi JV Property.
The first two phases of OT are fully financed, with the Oyut deposit open pit mine (Phase 1) currently in production and construction of Lift 1 of the Hugo North underground block cave (Phase 2) currently in progress.
The Ann Mason Project includes the Ann Mason copper-molybdenum deposit and the Blue Hill copper deposit in the Yerington district of Nevada. The Ann Mason Project is estimated to produce 5.1 billion pounds of copper over a 21 year mine life based on an open pit and conventional sulphide flotation milling operation with a proposed mill throughput of 120,000 tonnes per day. The highlights of the Ann Mason deposit updated Preliminary Economic Assessment ("2017 PEA") are reported in a NI 43-101 technical report titled "2017 Updated Preliminary Economic Assessment on the Ann Mason Project, Nevada, U.S.A.", with an effective date of March 3, 2017, filed by the Company on SEDAR at www.sedar.com on March 10, 2017.

Q4 2016 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The Company also has the following assets:
•	Lordsburg Project – an early stage copper-gold porphyry exploration property ("Lordsburg") in New Mexico, USA;
•	Blue Rose JV – a 55.79% interest in the Blue Rose copper-iron-gold-molybdenum joint venture property ("Blue Rose") in the Olary Region of South Australia; and
•	Cañariaco Project Royalty – a 0.5% net smelter returns royalty on Candente Copper Corp.’s Cañariaco copper porphyry project in Peru ("Cañariaco Royalty").

Entrée is primarily focused on its principal assets in Mongolia and Nevada.
The Company’s corporate headquarters are located in Vancouver, British Columbia, Canada. Field operations are conducted out of local offices in the United States and Mongolia.
Trading of the Company’s common shares commenced on the NYSE MKT effective July 18, 2005, under the trading symbol "EGI". On April 24, 2006, the Company’s common shares began trading on the Toronto Stock Exchange and discontinued trading on the TSX Venture Exchange. The trading symbol remained "ETG". The Company is also traded on the Frankfurt Stock Exchange, under the trading symbols "EKA" and "WKN 121411".

STRATEGIC REORGANIZATION
The Company announced on February 28th, 2017 a strategic reorganization of its business (the "Arrangement"). Pursuant to the Arrangement, Entrée’s Ann Mason and Lordsburg projects (the "US Projects") will be transferred to a newly incorporated company, Mason Resources. Shareholders of Entrée will receive common shares in Mason Resources ("Mason Common Shares") in proportion to their shareholdings in Entrée. There will be no change to shareholders’ existing interests in Entrée.
It is intended that, as part of the Arrangement, Entrée shareholders will receive Mason Common Shares by way of a share exchange, pursuant to which each existing share of Entrée is exchanged for one "new" share of Entrée and 0.45 of a Mason Common Share. Optionholders and warrantholders of Entrée will receive replacement options and warrants of Entrée and options and warrants of Mason Resources which are proportionate to, and reflective of the terms of, their existing options and warrants of Entrée. The reorganization will be effected by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the "Plan of Arrangement") and must be approved by the Supreme Court of British Columbia (the "Court") and by the affirmative vote of 66 2/3% of Entrée shareholders, as well as Entrée shareholders, optionholders and warrantholders (collectively, the "Securityholders") voting together as a single class. A meeting of Securityholders to approve, among other things, the Arrangement, will be held on May 1, 2017 (the "Meeting").
Once the Arrangement becomes effective, the result will be two separate and focused, well-capitalized entities, each with a high quality advanced project providing new and existing shareholders with optionality as to investment strategy and risk profile.
Entrée currently has a treasury of approximately $18.5 million, of which $8.75 million is expected to be transferred to Mason Resources as part of the Arrangement.  In the event that all outstanding warrants are exercised following the Arrangement, the two companies would receive up to an additional approximately C$6 million in the aggregate.
Entrée is undertaking the Arrangement in order to focus on its carried 20% interest in the Entrée/Oyu Tolgoi JV Property and potentially acquiring other value accreting and synergistic assets. The Arrangement is also intended to maximize shareholder value by allowing the market to value Entrée’s assets independently of the US Projects. It is expected that transferring the US Projects from Entrée to Mason Resources will help accelerate development of the Ann Mason Project and give scope to new acquisitions.
Mason Resources will be managed by Entrée’s current team of officers. Its board will consist of four directors who also currently sit on the Entrée Board, as well as up to three new directors who are independent of Entrée.
Additional details of the spin-out transaction will be included in an information circular to be mailed to the Securityholders on or about March 24, 2017 in connection with the Meeting. Subject to receipt of all required Securityholder, Court and regulatory approvals, the Arrangement is expected to close by May 30, 2017.

Q4 2016 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

OUTLOOK AND STRATEGY
Entrée is primarily focused on advancing its principal assets in Mongolia and Nevada, while undertaking various additional initiatives in an effort to maximize shareholder value. On February 28, 2017, the Company announced the Arrangement, pursuant to which the US Projects will be transferred to Mason Resources. Once the Arrangement becomes effect, the result will be two separate and focused, well-capitalized entities, each with a high quality advanced project providing new and existing shareholders with optionality as to investment strategy and risk.
Entrée is undertaking the Arrangement in order to focus on its Entrée/Oyu Tolgoi JV interest and potentially acquiring other value accreting and synergistic assets. The Arrangement is also intended to maximize shareholder value by allowing the market to value Entrée’s assets independently of the US Projects. It is expected that transferring the US Projects from Entrée to Mason Resources will help accelerate development of the Ann Mason Project and give scope to new acquisitions.
Both Entrée and Mason Resources will be managed by Entrée’s current team of officers and employees for the upcoming 2017 year.  The companies will utilize a share service model to allocate administrative costs proportionately to each company based on a ratio to be determined prior to closing of the Arrangement. It is expected that there will be some additional costs associated with the operation of Mason Resources as a separate publicly traded company, such as listing fees, marketing costs and some additional board related costs.  Concurrently, the Company will continue to remain prudent with its expenditures.
Without giving effect to the Arrangement, the Company expects to spend between $2.8 million and $3.2 million for the 2017 year (2016 year - $4.0 million) on exploration and general administration costs which are discussed below.  The Company expects to release an updated technical report for the Entrée/Oyu Tolgoi JV Property and Shivee West in 2017, following the release of the 2016 Oyu Tolgoi Technical Report ("2016 OTTR") by Turquoise Hill on October 21, 2016.  The Company estimates the cost to prepare this report to be approximately $0.5 million.  An additional $0.2 million in annual corporate costs is expected at Mason Resources associated with the second listed public company, upon completion of the Arrangement.
In addition, the Company is anticipating a potential one time cost of approximately $0.3 million for fees associated with the Arrangement.

Corporate
The Company has focused, and will continue to focus its efforts on conserving cash reserves. Corporate objectives for 2017 include maximizing the market value of the Company’s assets through restructuring, increasing investor awareness and cash conservation.  Without giving effect to the Arrangement, total corporate costs, which include marketing and compliance costs, are estimated to be between $1.8 million and $2.0 million for the 2017 year.  An additional $0.2 million of corporate costs at Mason Resources is expected for the 2017 year related to support the new publicly traded company.

Entrée/Oyu Tolgoi JV Property
With the release of 2016 OTTR, the Company intends to develop a complementary PEA for Entrée’s interest in the second lift of the Hugo North (including Hugo North Extension) block cave and the Heruga deposit and file these as part of an updated NI 43-101 technical report.  The Company anticipates commencing this process in the first half of 2017 and estimates the cost to be approximately $0.5 million to complete and publish the report.
Development of the OT project continues to advance with a number of positive milestones achieved in 2016.  As part of the Company’s corporate restructuring initiative, management commenced a market awareness program in late 2016 and will continue through 2017 to improve the investment community’s understanding of Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, including its potential value as compared with the interests of other OT project stakeholders.

Q4 2016 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The Company maintains an office and administration in Mongolia.  Excluding the costs associated with the preparation of an updated NI 43-101 technical report referenced above, the Company expects to spend approximately $0.2 million for the 2017 year on legal costs and general administration in Mongolia.

Ann Mason Project
The Company estimates expenditures, including claim filing fees, site maintenance and local administration costs will be between $0.7 million and $0.9 million for the 2017 year.  The Company does not intend to implement any new work programs at present and will focus on identifying strategic development partners prior to implementing any potential programs to advance the Ann Mason Project into its next phase of development.  Upon completion of the Arrangement, these costs will be assumed in Mason Resources.

Other Properties
Costs associated with all of the Company’s other non-material assets have been minimized while management evaluates the best alternatives for each asset in the future. Expenditures for 2017 are for license fees and local administration costs.  The Company expects to spend approximately $0.1 million for the 2017 year.

ENTRÉE/OYU TOLGOI JV PROPERTY AND SHIVEE WEST PROPERTY – MONGOLIA
The Entrée/Oyu Tolgoi JV Property is subject to a joint venture between Entrée Gold and OTLLC (the "Entrée/Oyu Tolgoi JV"). The Entrée/Oyu Tolgoi JV Property includes the Hugo North Extension copper-gold deposit, the Heruga copper-gold-molybdenum deposit, and an extensive highly prospective exploration land package, which together form a significant component of the overall OT project. A portion of Hugo North Extension is included in Hugo North Lift 1 underground development.   The Entrée/Oyu Tolgoi JV Property and Entrée’s 100% owned Shivee West are collectively referred to as the "Lookout Hill" property.
The following is a summary of information that is contained in the Company’s most recently filed AIF and in its technical report titled "Lookout Hill Feasibility Study Update" dated March 29, 2016 prepared by OreWin Pty Ltd.  This information should be read in conjunction with the Company’s AIF and Technical Reports.
Description of the Entrée/Oyu Tolgoi JV Structure
Capital Development and Financing
The Entrée/Oyu Tolgoi JV Property is being explored and developed on behalf of joint venture manager OTLLC by Rio Tinto, through various agreements among OTLLC, Rio Tinto and Turquoise Hill. Under the terms of the Entrée/Oyu Tolgoi JV, any mill, smelters and other processing facilities and related infrastructure are owned exclusively by OTLLC ("OTLLC Facilities") and all costs of constructing and operating OTLLC Facilities are solely for the account of OTLLC.
All other costs of operations on the Entrée/Oyu Tolgoi JV Property, including capital costs, are allocated as follows:
•	OTLLC shall bear and pay for 100% of such costs allocated to the Oyu Tolgoi mining licence and all associated liabilities including for environmental compliance; and
•	The balance of such costs shall be borne and paid by Entrée and OTLLC in accordance with their respective joint venture interests.
For illustration purposes only, if a shaft is sunk on the Entrée/Oyu Tolgoi JV Property which also provides access to the Oyu Tolgoi mining licence and fifty-five percent (55%) of mineral production is from the Oyu Tolgoi licence  and forty-five percent (45%) of mineral production is from the Entrée/Oyu Tolgoi JV Property, Entrée would have responsibility for a share of those costs equal to its twenty percent participating interest (20%) multiplied by forty-five percent (45%).

Q4 2016 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Underground development of Hugo North (including Hugo North Extension) Lift 1 has been fully financed by a syndicate of banks through OTLLC.  Entrée has elected to have OTLLC debt finance its share of costs with interest accruing at OTLLC’s actual cost of capital or prime plus 2%, whichever is less, at the date of the advance.
Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from the sale of Entrée’s share of products.  Such amounts will be applied first to payment of accrued interest and then to repayment of principal.  Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of operations for the month.
Entrée is not responsible for contributing any upfront cash or for sourcing its own debt financing for the development of the Entrée/Oyu Tolgoi JV Property, which is being undertaken by OTLLC in accordance with OTLLC’s 2016 Oyu Tolgoi Feasibility Study ("OTFS16").
Operations and Operating Cash Flow
The Entrée/Oyu Tolgoi JV Property will be managed on behalf of joint venture manager OTLLC by Rio Tinto, through various agreements among OTLLC, Rio Tinto and Turquoise Hill.
Entrée’s share of products will, unless Entrée otherwise agrees, be processed at the OTLLC Facilities by paying milling and smelting charges. The OTLLC Facilities are not intended to be profit centres and therefore, minerals from the Entrée/Oyu Tolgoi JV Property will be processed at cost (using industry standards for calculation of cost including an amortisation of capital costs). The amortisation allowance for capital costs will be calculated in accordance with generally accepted accounting principles determined yearly based on the estimated quantity of minerals to be processed for Entrée’s account during that year relative to the total design capacity of the processing facilities over their useful life.
As defined in the agreement governing the Entrée/Oyu Tolgoi JV (the "JVA"), net cash flow resulting from the sale of Entrée’s share of products will be allocated to repayment of debt to OTLLC and operating cash proceeds for Entrée.
OTLLC as manager of the joint venture is responsible for operating activities on behalf of both joint venture participants.

Entrée/Oyu Tolgoi JV Property Summary
The Lookout Hill property, which completely surrounds OTLLC’s Oyu Tolgoi mining licence, is located within the Aimag (province) of Ömnögovi in the South Gobi region of Mongolia, about 570 kilometres south of the capital city of Ulaanbaatar and 80 kilometres north of the border with China.
Entrée’s most advanced asset is its interest in two world class porphyry deposits in Mongolia: Hugo North Extension and Heruga. These deposits are the northern-most and southern-most, respectively, in the OT series of deposits, which stretches over 12 kilometres across three mining licences.
The 39,807 hectare Entrée/Oyu Tolgoi JV Property is comprised of the eastern portion of the Shivee Tolgoi mining licence, which hosts the Hugo North Extension copper-gold deposit, and all of the Javhlant mining licence, which hosts the Heruga copper-gold-molybdenum deposit. The 23,114 hectare western portion of the Shivee Tolgoi mining licence (Shivee West) is not currently included in the Entrée/Oyu Tolgoi JV Property, although it is the subject of a License Fees Agreement with OTLLC and may ultimately be included in the Entrée/Oyu Tolgoi JV Property. OTLLC also has a right of first refusal with respect to any proposed disposition by Entrée of an interest in Shivee West.
The illustration below depicts the mining licences that comprise the Entrée/Oyu Tolgoi JV Property and Shivee West:

Q4 2016 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

MONGOLIA
Khanbumbat Airport
Shivee Tolgoi Mining Licence (15226A)
SHIVEE WEST
100% Entrée
Argo & Zone III
Zone I
Shivee Tolgoi Trend
Khoyor Mod
Airstrip
Ulaan Khud
ENTRÉE/ OYU TOLGOI JV PROPERTY
HUGO NORTH EXTENSION Cu-Au
HUGO NORTH
HUGO SOUTH
SOUTHERN OYU
Oyu Tolgoi Trend
Oyu Tolgoi Mining Licence (OTLLC)
Javhlant Mining Licence (15225A)
Mag West
HERUGA Cu-Au-Mo
Castle Rock
Heruga Southwest
Southeast IP
43°06'
43°00'
106°36'
106°42'
106°48'
106°54'
107°00'
N
Mineral Deposit Entrée-OTLLC
Mineral Deposit OTLLC
Copper Gold Prospect
Gold Prospect
Exploration Target
Shivee West - 100% Entrée
Entrée/Oyu Tolgoi JV
Shivee Tolgoi Mining Licence
Javhlant Mining Licence
Paved Road
ENTRÉE GOLD INC.
LOOKOUT HILL PROPERTY
0
10 km
Lat Long (WGS84), February 2017

The Entrée/Oyu Tolgoi JV Property includes Measured, Indicated and Inferred mineral resources at the Hugo North Extension deposit and Inferred mineral resources at the Heruga deposit, as reported in Entrée’s technical report titled "Lookout Hill Feasibility Study Update" dated March 29, 2016, prepared for Entrée by OreWin Pty Ltd ("LHTR16"). The Indicated resources at Hugo North Extension contain a Probable reserve, which is included in Lift 1 of the OT underground block cave mining operation. The Probable reserve (September 20, 2014) reported in LHTR16 for Hugo North Extension totals approximately 35 million tonnes ("Mt") grading 1.59% copper, 0.55 grams per tonne ("g/t") gold, and 3.72 g/t silver. Entrée holds a 20% carried interest in this mineral reserve through the Entrée/Oyu Tolgoi JV. First development production from Lift 1 is expected after 2021. A second lift ("Lift 2") for the OT underground block cave operation, including additional resources from Hugo North Extension, has been proposed but has not yet been modeled within the existing mine plan. Lift 1 is the most significant value driver for the OT project.

Q4 2016 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

LHTR16 Mineral Reserve – Entrée/Oyu Tolgoi JV

Entrée/Oyu Tolgoi JV – LTHR16 Mineral Reserve Hugo North Extension Lift 1, Effective 20 September 2014
Classification	Ore	NSR	Cu	Au	Ag	Recovered Metal
	(Mt)	($/t)	(%)	(g/t)	(g/t)	Cu (Mlb)	Au (Koz)	(Ag(Koz)
Probable	35	100.57	1.59	0.55	3.72	1,121	519	3,591

Notes:
1.	Entrée has a 20% interest in the Hugo North Extension Lift 1 mineral reserve.
2.
Metal prices used for calculating the Hugo North Extension underground net smelter return ("NSR") are as follows: copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz, all based on long-term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the mineral reserve is still valid at these metal prices.

3.
The NSR has been calculated with assumptions specific to Hugo North Extension for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

4.	The block cave shell was defined using a NSR cut-off of $15/t NSR.
5.
For the underground block cave, all mineral resources within the shell have been converted to mineral reserves, however, low-grade Indicated mineral resources and Inferred mineral resources have been assigned a zero grade and are treated as dilution.

6.	Only Indicated mineral resources were used to report Probable mineral reserves.
7.	The base case financial analysis has been prepared using the following current long-term metal price estimates: copper at $3.08/lb; gold at $1,304/oz; and silver at $21.46/oz.
8.	The mineral reserves reported above are not additive to the mineral resources.

LHTR16 Mineral Resources – Entrée/Oyu Tolgoi JV

Entrée/Oyu Tolgoi JV – LTHR16 Mineral Resources
Classification	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (ppm)	CuEq (%)	Contained Metal
							Cu (Mlb)	Au (Koz)	Ag (Koz)	Mo (Mlb)	CuEq (Mlb)
Hugo North Extension (>0.37% CuEq Cut-Off)
Measured	1.2	1.38	0.12	2.77	38.4	1.47	36	4.4	105	0.1	38
Indicated	128	1.65	0.55	4.12	33.6	1.99	4,663	2,271	16,988	9.5	5,633
Inferred	179	0.99	0.34	2.68	25.4	1.20	3,887	1,963	15,418	10.0	4,730
Heruga (>0.37% CuEq Cut-Off)
Inferred	1,700	0.39	0.37	1.39	113.2	0.64	14,610	20,428	75,955	424	24,061

Notes:
1.	Entrée has a 20% interest in the Hugo North Extension and Heruga mineral resources.
2.	"CuEq" is copper-equivalent grade, expressed in percent.
3.	The effective date for the Hugo North Extension resource estimate is March 28, 2014; for Heruga the effective date is March 30, 2010.
4.	The 0.37% CuEq cut-off is equivalent to the underground mineral reserve cut-off as determined by OTLLC.
5.	CuEq has been calculated using assumed metal prices ($3.01/lb for copper, $1,250/oz for gold, $20.37/oz for silver, and $11.90/lb for molybdenum).
6.	Hugo North Extension CuEq% = Cu% + (( Au (g/t) x 1,250 x 0.0321507 x 0.913) + ( Ag (g/t) x 20.37 x 0.0321507 x 0. 942)) / (3.01 x 22.0462).
7.	Heruga CuEq% = Cu% + (( Au (g/t) x 1,250 x 0.0321507 x 0.911) + ( Ag (g/t) x 20.37 x 0.0321507 x 0. 949) + (Mo (ppm) x 11.9 x 0.0022046 x 0.736)) / (3.01 x 22.0462).
8.	The contained copper, gold, silver and molybdenum in the tables have not been adjusted for metallurgical recovery.
9.	Totals may not match due to rounding.
10.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Q4 2016 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

LHTR16 Entrée/Oyu Tolgoi JV Summary Production and Economic Analysis Results

Description	Units	Total
Metal Prices
Copper	$/lb	3.08
Gold	$/oz	1,304
Silver	$/oz	21.46
Entrée/Oyu Tolgoi JV Property Results (Lift 1)
Processed	Mt	34.8
NSR	$/t	100.57
Cu Grade	%	1.59
Au Grade	g/t	0.55
Ag Grade	g/t	3.72
Copper Recovered	Mlb	1,121
Gold Recovered	koz	519
Silver Recovered	koz	3,591
Total Cash Costs After Credits	$/lb Payable Copper	0.99
NPV8% Before Tax (Entrée’s 20% interest only)	$M	142
NPV8% After Tax (Entrée’s 20% interest only)	$M	106

Notes:
1.	Entrée has a 20% interest in Entrée/Oyu Tolgoi JV Property mineralization. Unless otherwise noted above, results are for the entire Entrée/Oyu Tolgoi JV.
2.
Metal prices used for calculating the Hugo North Extension underground NSR are as follows: copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz, all based on long-term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the mineral reserve is still valid at these metal prices.

3.
The NSR has been calculated with assumptions specific to Hugo North Extension for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

4.	The block cave shell was defined using a NSR cut-off of $15/t NSR.
5.
For the underground block cave, all Indicated mineral resources within the shell have been converted to mineral reserves. Low-grade Indicated mineral resources and Inferred mineral resources have been assigned a zero grade and treated as dilution.

6.	The mineral reserves reported are not additive to the mineral resources.

In addition to the mine plan for Lift 1, LHTR16 discusses several alternative production cases that would include mineral resources from other OT deposits, including Hugo North Extension Lift 2 and Heruga, and allow for continuous improvement in plant throughput and potential plant expansions up to 350 thousand tonnes per day. Due to the nature of the deposits associated with OT, the project has the flexibility to consider several options for optimizing the overall mine plan for the benefit of stakeholders. Separate development decisions will need to be made based on future prevailing conditions and the experience obtained from developing and operating the initial phases of the project.
A complete description and the Company’s related history of the Entrée/Oyu Tolgoi JV is available in the Company’s AIF dated March 10, 2017, available for review on SEDAR at www.sedar.com. For additional information regarding the assumptions, qualifications and procedures associated with the scientific and technical information regarding the Entrée/Oyu Tolgoi JV Property, reference should be made to the full text of LHTR16, which is available for review on SEDAR.

Shivee West Property Summary
Shivee West comprises the northwest portion of the Lookout Hill property, and adjoins the Entrée/Oyu Tolgoi JV Property and OTLLC’s Oyu Tolgoi mining licence.
To date, no economic zones of precious or base metals mineralization have been outlined on Shivee West. However, zones of gold and copper mineralization have previously been identified at Zone III/Argo Zone and Khoyor Mod. There has been no drilling on the ground since 2011, and no exploration work has been completed since 2012.  In 2015, in light of the ongoing requirement to pay approximately $350,000 annually in licence fees for Shivee West and a determination that no further exploration work would likely be undertaken in the near future, Entrée began to examine options to reduce expenditures in Mongolia.  These options included further reducing the area of the mining licence, looking for a purchaser or partner for Shivee West, and rolling the ground into the Entrée/Oyu Tolgoi JV.  Management determined that it was in the best interests of Entrée to roll Shivee West into the Entrée/Oyu Tolgoi JV, and Entrée entered into a License Fees Agreement with OTLLC on October 1, 2015.  The License Fees Agreement provides the parties will use their best efforts to amend the JVA to include Shivee West in the definition of Entrée/Oyu Tolgoi JV Property. Entrée determined that rolling Shivee West into the Entrée/Oyu Tolgoi JV would provide the joint venture partners with continued security of tenure; Entrée shareholders would continue to benefit from any exploration or development that the Entrée/Oyu Tolgoi JV management committee approves on Shivee West; and Entrée would no longer have to pay licence fees, as the parties agreed that the licence fees would be for the account of each joint venture participant in proportion to their respective interests, with OTLLC contributing Entrée’s 20% share charging interest at prime plus 2%.  To date, no amended JVA has been entered into, and Entrée retains a 100% interest in Shivee West.

Q4 2016 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

2016 Review

Exploration and development of the Entrée/Oyu Tolgoi JV Property is under the control of Rio Tinto on behalf of manager OTLLC.
On May 5th and 6th, 2016, Turquoise Hill and Rio Tinto announced that formal ‘notice to proceed’ approval had been given by the boards of Turquoise Hill, Rio Tinto and OTLLC for underground development of the Hugo North Lift 1 block cave, including Lift 1 of the Entrée/Oyu Tolgoi JV’s Hugo North Extension deposit. Turquoise Hill and Rio Tinto also reported that OTFS16 had been completed, and all necessary permits had been granted.
On June 7th, 2016, Turquoise Hill announced that OTLLC drew down approximately $4.3 billion of the project finance facility that was signed in December 2015.  As part of the project finance facility, a debt cap of $6.0 billion for OT was agreed, which provides the possibility for an additional $1.6 billion of supplemental debt in the future.
Turquoise Hill also reported that OTLLC signed a contract with Jacobs Engineering Group to provide EPCM services for the underground development, which paved the way for construction to begin.  Jacobs will be responsible for the materials handling systems for the underground mine and associated surface and underground infrastructure.  The project is expected to be delivered over a five to seven year period.  Major contractor mobilization for the sinking for shafts 2 and 5, underground development, critical construction works and maintenance were all progressing.  A site infrastructure office had been established and project personnel were mobilized.  In July 2016, OTLLC signed a contract with mining services provider Thiess and Mongolian contractor Khishig Arvin for development of twin declines, incorporating both a service and conveyor tunnel.
During the third quarter of 2016, work began for Shaft 5 sinking and the convey-to-surface box cut excavation while construction of critical on-site facilities continued. At the end of the third quarter 2016, the underground workforce was approximately 1,600 people.
On October 21, 2016, Turquoise Hill filed an updated NI 43-101 technical report relating to the OT project, which includes the Entrée/Oyu Tolgoi JV Property. In addition to updating the Reserve Case on the open pit and Hugo North (including Hugo North Extension) Lift 1 block cave, the technical report includes PEAs of potential later phases of the OT deposits utilizing four Alternative Production Cases.  Two of these deposits, Hugo North (including Hugo North Extension) Lift 2 and Heruga include Entrée/Oyu Tolgoi JV resources.  The Alternative Production Cases take advantage of productivity improvements in plant throughput that have begun to be recognized in the process plant and evaluate plant capacity expansions as high as 120 million tonnes per annum.  Variations in operating and capital costs are also evaluated.
During the fourth quarter of 2016, the underground workforce had ramped up to over 2,000 people and progress was made in key areas including shafts 2 and 5 related activities and construction of critical on-site facilities while the bulk excavation component for the convey-to-surface work stream was completed.  Lateral development rates were progressing well with a further increase expected in 2017 when additional underground crushing capacity is added.
For the three months ended December 31, 2016, Entrée expenses related to Mongolian operations were $0.1 million compared to $0.4 million for the same period of 2015. For the full year ended December 31, 2016, expenses related to Mongolian operations were $0.4 million compared to $1.5 million for the 2015 year. These costs represented consulting costs related to technical report preparation, support administration and camp closure costs. The lower expenses in 2016 compared to 2015 resulted from a reduction of operational activities, personnel and overhead in Mongolia.

Q4 2016 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

ANN MASON PROJECT – NEVADA, USA
Summary
The Ann Mason Project is an advanced copper-molybdenum project located in west-central Nevada approximately 75 kilometres southeast of Reno and 7 kilometres west of the town of Yerington. The project is easily accessible from Reno by highway and it is a 20 minute drive from Yerington. The nearest access to the rail network is located 17 kilometres north of Yerington.
The Ann Mason Project hosts two known copper-molybdenum porphyry deposits: Ann Mason and Blue Hill. Ann Mason is one of the largest undeveloped porphyry copper deposits in North America. Blue Hill is predominantly an oxide copper deposit. Several other under-explored copper oxide and sulphide targets are located throughout the project area, including Blackjack IP, Blackjack Oxide, Roulette, Minnesota and Shamrock.
The project area is defined by the mineral rights to 1,658 unpatented lode claims on public land administered by the Bureau of Land Management, and title to 33 patented lode claims. The project covers approximately 12,735 hectares (31,468 acres). Entrée assembled this package of claims through a combination of staking and a series of transactions undertaken since July 2009. A portion of the unpatented claims peripheral to the Ann Mason and Blue Hill deposits are under: (1) a lease with option to purchase agreement (226 claims); and (2) an option agreement with Eurasian Minerals Inc. (216 claims; Entrée earning 80%). Seventeen of the patented lode claims peripheral to the Ann Mason and Blue Hill deposits are subject to a 2% NSR royalty granted to a third party. In addition, 235 of the unpatented lode claims, including the claims covering the Ann Mason and Blue Hill deposits, are subject to a 0.4% NSR royalty held by Sandstorm. Entrée also has an option to purchase 21 unpatented placer claims within the project boundaries. The illustration below depicts the Ann Mason Project.

Q4 2016 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

295,000 mE
300,000 mE
305,000 mE
310,000 mE
4,325,000 mN
4,320,000 mN
4,315,000 mN
4,310,000 mN
NEVADA
Reno
ANN MASON
Las Vegas
N
Minnesota
Blackjack IP
Blackjack Oxide
BLUE HILL DEPOSIT
ANN MASON DEPOSIT
Blue Hill Ann Mason
Roulette
Shamrock
0
3 km
Unpatented Claims
Patented Claims
Approx. Area Subject to Lease/Option to Purchase Agreement
Approx. Area Subject to Eurasian Option Agreement
Third Party Claims
Exploration Targets
ENTRÉE GOLD INC.
ANN MASON PROJECT
UTM NAD83 Zone 11, April 2016

On March 10, 2017 the Company filed a technical report titled "2017 Updated Preliminary Economic Assessment on the Ann Mason Project, Nevada, U.S.A." with an effective date of March 3, 2017, prepared by AGP Mining Consultants Inc. and Amec Foster Wheeler Americas Limited (the "2017 PEA"), a copy of which is available on SEDAR at www.sedar.com. Key details from the 2017 PEA can be summarized as follows:
•	Base Case* pre-tax net present value ("NPV") (7.5% discount rate) of $1,158 million, internal rate of return ("IRR") of 15.8%.
•	Base Case* post-tax NPV (7.5% discount rate) of $770 million, IRR of 13.7%.
•	Development capital costs of approximately $1.35 billion, including $103 million contingency.
•	Pre-production development of three years.
•	Mine production for 21 years, followed by four years of reclamation (Life of Mine or "LOM").

Q4 2016 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

•	Average LOM cash costs (net of by-product sales) pre-tax of $1.49/lb copper (see Non-US GAAP Performance Measurement below).
•	Average LOM all-in sustaining costs ("AISC") (net of by-product sales) pre-tax of $1.57/lb copper (see Non-US GAAP Performance Measurement below).
•	Net average pre-tax undiscounted cash flow over Years 1 to 21 of approximately $298 million per year (and post-tax of $238 million per year).
•	LOM payable production of approximately:
o	5.1 billion pounds of copper,
o	46 million pounds of molybdenum,
o	0.4 million ounces of gold, and
o	8.8 million ounces of silver.
•	Average annual payable production of approximately:
o	241 million pounds of copper,
o	2.2 million pounds of molybdenum,
o	20,000 ounces of gold, and
o	421,000 ounces of silver.
•	Strip ratio of 2.01:1 waste to mineralized material (including pre-strip).
•	LOM average copper recovery of 92%.
•	Copper concentrate grading 30%.

*Base Case uses $3.00/lb copper, $11/lb molybdenum, $1,200/oz gold, $20/oz silver.

The 2017 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2017 PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
The mineral resource estimate for Ann Mason is provided in the Table below.

Mineral Resource Statement for the Ann Mason Deposit based on a 0.20% Copper Cut‑off

Classification	Tonnage (Mt)	Grade				Contained Metal
		Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	Cu (Mlb)	Mo (Mlb)	Au (Moz)	Ag (Moz)
Measured	412	0.33	0.006	0.03	0.64	3,037.6	58.1	0.37	8.46
Indicated	988	0.31	0.006	0.03	0.66	6,853.3	128.5	0.97	21.00
Measured and Indicated	1,400	0.32	0.006	0.03	0.65	9,890.9	186.6	1.33	29.46
Inferred	623	0.29	0.007	0.03	0.66	3,987.2	96.2	0.58	13.16

Notes:
1.	Effective date March 3, 2017, Peter Oshust, P.Geo.
2.
Mineral resources are reported within a constraining pit shell developed using Whittle™ software. Assumptions include metal prices of $3.74/lb for copper, $13.23/lb for molybdenum, $1,495/oz for gold, and $23.58/oz for silver, process recoveries of 92% for copper, 50% for molybdenum, 50% for gold, and 55% for silver, mining cost of $1.09/t + $0.02/bench below 1605 metres, $5.82/t for processing, and $0.30/t for G&A.

3.	Assumptions include 100% mining recovery.
4.	An external dilution factor was not considered during this mineral resource estimation.
5.	Internal dilution within a 20 metre x 20 metre x 15 metre selective mining unit ("SMU") was considered.
6.	The 0.4% NSR royalty held by Sandstorm was not considered during the preparation of the constraining pit.
7.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A first mineral resource estimate for the Blue Hill deposit was completed in October 2012. The resource estimate was prepared as a first step in determining if Blue Hill could serve to generate early cash flow for the Ann Mason Project, should the Ann Mason deposit advance to production. The near surface oxide and mixed mineralization at Blue Hill is acid-soluble and amenable to low-cost heap leach and solvent extraction/electrowinning ("SX/EW") processing. Both deposits remain open in several directions. The following table summarizes the Blue Hill mineral resources.

Q4 2016 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Summary of Blue Hill Pit-Constrained Inferred Mineral Resource (Effective March 3, 2017)

Zone	Base Case Cut-off (Cu %)	Tonnes (Million)	Cu (%)	Cu (Million lb)	Mo (%)	Au (g/t)	Ag (g/t)
Oxide	0.10	47.44	0.17	179.37	---	---	---
Mixed	0.10	24.69	0.18	98.12	---	---	---
Oxide/Mixed Sub-total	0.10	72.13	0.17	277.49	---	---	---
Sulphide	0.15	49.86	0.23	253.46	0.005	0.01	0.3

Notes:
1.	Mineral resources are classified in accordance with the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves.
2.	Mineral resources do not include external dilution, nor was the tabulation of contained metal adjusted to reflect metallurgical recoveries.
3.	Tonnages are rounded to the nearest 10,000 tonnes, and grades are rounded to two decimal places.
4.	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade, and contained metal content.
5.	Material quantities and grades are expressed in metric units, and contained metal in imperial units.

For additional information regarding the assumptions, qualifications and procedures associated with the scientific and technical information regarding the Ann Mason Project, reference should be made to the 2017 PEA, a copy of which is available on SEDAR at www.sedar.com.

2016 Review
A program of geological mapping and sampling has been on-going on the Ann Mason Project to identify potential new targets of near surface, oxide or sulphide copper mineralization west of the Ann Mason deposit and northwest of the Blue Hill deposit.  Several zones of interest have been identified through detailed mapping and XRF analysis of copper mineralization.  Work remains ongoing to define targets which could be further evaluated by future drilling programs.
For the three months ended December 31, 2016, Ann Mason Project expenses were $0.5 million compared to $0.4 million during the comparative quarter of 2015. For the year ended December 31, 2016, Ann Mason Project expenses were $1.3 million compared to $3.4 million during the comparative period of 2015. Expenditures in 2016 included salaries, costs associated with a reduction of employees, lease claims and option payments and general maintenance of the site.  In addition, approximately $0.1 million of environmental rehabilitation costs was incurred on old drill sites and access roads in Q3. Lease claims and option payments of $0.4 million were paid during the 2016 year.  The comparative period of 2015 included drilling costs, technical studies and a larger team that were in the process of completing the 2015 PEA. These activities and expenditures ceased by the end of 2015 resulting in the lower comparative costs.

LORDSBURG PROPERTY – NEW MEXICO, USA
Summary
The Lordsburg property is located in southwest New Mexico approximately 370 kilometres southwest of Albuquerque. The Lordsburg claims cover 2,013 hectares (4,974 acres) adjacent to the historic Lordsburg copper-gold-silver district. Entrée has a 100% interest in the property.
Previous Entrée drilling during 2008 and 2009 at Lordsburg was successful in discovering a new porphyry copper-gold occurrence in an area previously known only for vein-style gold mineralization.  A zone of surface porphyry-style alteration and anomalous copper geochemistry exceeds 1.2 kilometres in length and 600 metres in width. Within this zone, limited wide-spaced diamond drilling has confirmed sub-surface copper-gold mineralization over a 600 metre by 600 metre area, which remains open in several directions.  Twelve core holes totaling about 6,100 metres were drilled by Entrée, including EG-L-09-012 which returned a near-surface intersection of 0.25% copper and 0.15 g/t gold over 94 metres, including 60 metres of 0.31% copper and 0.21 g/t gold.

Q4 2016 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Mineralization appears best developed in the contact areas between a feldspar porphyry stock and volcanic rocks. Potassic alteration and sulphide-quartz veining are associated with the strongest areas of mineralization.
Future drilling will be directed towards expanding the existing drill-defined copper and gold zone. The proposed Plan of Operations for Lordsburg has been approved by the Bureau of Land Management and an Application to Conduct Mineral Exploration has been approved by the New Mexico Division of Mining and Minerals.
The Lordsburg property is subject to a 2% NSR royalty.

2016 Review
The Company has placed all exploration activities at Lordsburg on hold while management evaluates future plans for this property, which may include the introduction of an exploration partner. Expenditures related to this property were minimal in 2016.

BLUE ROSE PROPERTY – AUSTRALIA
Summary
The Blue Rose copper-iron-gold-molybdenum property is located in the Olary Region of South Australia, 300 kilometres northeast of Adelaide and 130 kilometres west-southwest of Broken Hill. Entrée (operator) has a 55.79% interest in the property, with Giralia Resources Pty Ltd., now a subsidiary of Atlas Iron Limited, retaining a 44.21% interest. The property consists of one exploration licence, EL5129, totalling 716 square kilometres. An application to renew the licence for an additional 2-year term was filed on June 11, 2015 and was approved effective August 4, 2015.
Magnetite iron formations and a molybdenum copper target (Netley Hill) occur in the southern portion of the tenement while copper oxide mineralization (Blue Rose) and a gold target (Golden Sophia) are located in the north-central area of the tenement.
The Blue Rose property is underlain by the late Precambrian metasedimentary rocks of the Adelaide Geosyncline, which include siltstone, quartzite, limestone and iron formation of the Burra, Umberatana and Wilpena Groups. To the southeast of the property, these rocks have been intruded by the early Ordovician Anabama Granite (Netley Hill molybdenum-copper target).
In October 2013, the Blue Rose joint venture filed a Part 9B native title application under the South Australia Mining Act and the Wilyakali and Ngadjuri groups registered as native title claimants. A native title agreement was signed with the Wilyakali group in December 2013 and an agreement with the Ngadjuri group was signed in March 2014.

2016 Review
The Company has placed all exploration activities at Blue Rose on hold while management evaluates future plans for this property. Expenditures in 2016 were minimal and related to administrative costs in Australia.

CAÑARIACO PROJECT ROYALTY – PERU
Summary
In July 2015, the Company entered into an agreement with Candente Copper Corp. (TSX:DNT) ("Candente") to acquire a 0.5% NSR royalty on Candente's 100% owned Cañariaco project in Peru for a purchase price of $500,000.
The Cañariaco project includes the Cañariaco Norte copper±gold-silver deposit, as well as the adjacent Cañariaco Sur and Quebrada Verde copper prospects, located within the western Cordillera of the Peruvian Andes in the Department of Lambayeque, Northern Peru.
There was no activity or expenditures related to this royalty in 2016.

Q4 2016 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

SUMMARY OF CONSOLIDATED FINANCIAL OPERATING RESULTS

	2016	2015	2014
Exploration	$(1,855)	$(5,139)	$(9,019)
General and administration	(2,115)	(4,598)	(4,002)
Consultancy and advisory	-	(125)	(831)
Impairment of mineral property interests	-	-	(552)
Gain on sale of mineral property interests	-	-	28
Stock-based compensation	(489)	(197)	(251)
Foreign exchange (loss) gain	(343)	2,919	1,979
Loss from operations	(4,802)	(7,140)	(12,648)
Interest expense, net	(177)	(412)	30
Loss from equity investment	(237)	(119)	(108)
Income taxes	553	(160)	4,057
Net loss	(4,663)	(7,831)	(8,669)
Foreign currency translation adjustment	717	(4,928)	(3,316)
Comprehensive loss	$(3,946)	$(12,759)	$(11,985)

Basic/diluted loss per share	$(0.03)	$(0.05)	$(0.06)
Total assets	$53,280	$61,662	$79,690
Total non-current liabilities	$33,336	$39,316	$44,270

During the year ended December 31, 2016, the Company continued to focus on reducing non value adding expenditures. As a result, exploration costs were 64% and 79% lower than the comparative periods of 2015 and 2014, respectively. General and administrative costs were 54% and 47% lower than the comparative periods of 2015 and 2014, respectively.
Exploration costs in 2016 included expenditures of approximately $1.3 million primarily related to the Ann Mason Project, approximately $0.4 million related to the Mongolian assets and approximately $0.2 million in holding costs on all the other properties. In the comparative 2015 period, the Company incurred expenditures related to an updated resource estimate and PEA of the Ann Mason deposit (the "2015 PEA") and exploration programs at Ann Mason.  These programs ceased in the second half of 2015 and as a result, the 2016 costs were lower than this comparative period in 2015. In addition, reductions in exploration personnel and overhead costs were implemented at both Ann Mason and Mongolia in the second half of 2015. In the comparative 2014 period, exploration costs were higher primarily due to higher drilling related expenditures on the Ann Mason Project and higher exploration sales tax and legal fees.
Overall, general and administrative costs were lower than the comparative years of 2015 and 2014 due to the reduction in corporate personnel and overhead costs that commenced during the second half of 2015.
Foreign exchange (loss) gain is primarily the result of movements between the C$ and US$ as the Company holds its cash in both currencies.
Interest expense was primarily related to the loan payable to OTLLC pursuant to the Entrée/Oyu Tolgoi JV and is subject to a variable interest rate.
The loss from equity investee was related to the Entrée/Oyu Tolgoi JV Property.

Q4 2016 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The Company recognized income tax recovery of $0.6 million during the year ended December 31, 2016 compared to income tax expense of $0.2 million during the year ended December 31, 2015 and income tax recovery of $4.1 million during the year ended December 31, 2014.

Quarterly Financial Data – 2 year historic trend
	Q4 16	Q3 16	Q2 16	Q1 16	Q4 15	Q3 15	Q2 15	Q1 15
Exploration	$540	$397	$447	$498	$868	$1,066	$1,329	$1,898
General and administrative	911	537	492	605	2,213	777	802	939
Consultancy and advisory fees	-	-	-	-	-	-	-	125
Depreciation	7	7	8	9	10	10	11	12
Foreign exchange loss (gain)	(54)	(41)	3	434	(405)	(1,135)	369	(1,749)
Loss from operations	1,404	900	950	1,546	2,686	718	2,511	1,225
Interest expense	48	46	44	40	289	66	40	17
Loss from equity investment	68	63	60	46	41	25	27	26
Income tax expense (recovery)	(553)	-	-	-	1,057	(662)	472	(707)
Net loss	$967	$1,009	$1,054	$1,632	$4,073	$147	$3,050	$561
Basic/diluted loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.03)	$(0.00)	$(0.02)	$(0.00)
Exploration costs trended lower since the peak in Q4 2014 as the Company completed its exploration and 2015 PEA programs at Ann Mason, reduced its technical review work related to the Entrée/Oyu Tolgoi JV Property and placed all non-material properties on care and maintenance through 2015.
General and administrative costs have trended lower since Q4 2014 in line with the reduction in exploration activities with the exception of Q4 2015, which included termination and shutdown costs primarily attributable to a reduction of employee levels in Canada and the United States as well as a reduction in certain other overhead expenditures.
Interest expense is primarily due to accrued interest on the OTLLC loan payable, partially offset by interest income earned on invested cash. Interest expense remains consistent quarter on quarter, with the exception of Q4 2015, which included an adjustment to accrued interest income from prior periods. Interest income continues to decrease every quarter due to lower principal amounts invested as a result of cash expenditures on operations throughout the year.
The loss from equity investee remains consistent quarter on quarter.

Q4 2016 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

LIQUIDITY AND CAPITAL RESOURCES

	2016	2015	2014
Cash flows used in operating activities
- Before changes in non-cash working capital items	$(3,877)	$(10,009)	$(13,316)
- After changes in non-cash working capital items	(10,206)	(9,821)	(12,617)
Cash flows from financing activities	612	41	-
Cash flows from (used in) investing activities	34	(516)	(68)
Net cash flows	(9,560)	(10,296)	(12,685)
Effect of exchange rate changes on cash	165	(435)	(499)
Cash balance	$13,391	$22,786	$33,517
Cash flows used in operating activities per share
- Before changes in non-cash working capital items	$(0.03)	$(0.07)	$(0.09)
- After changes in non-cash working capital items	$(0.07)	$(0.07)	$(0.09)

Cash expenditures before changes in non-cash working capital items was 61% and 71% lower than the comparative years of 2015 and 2014 respectively, due to the reduction in exploration and general and administrative expenditures.
Cash expenditures after working capital items in 2016 included the $5.5 million cash refund to Sandstorm (see "Amended Sandstorm Agreement" below) and approximately $1.0 million to reduce the accounts payable balance. This was the primary reason for the increase in cash outflow compared to the same period in 2015.
Cash flows from financing activities included a cash subscription of $0.6 million received in advance of the non-brokered private placement which closed in January 2017.
Cash flows from investing activities were minimal in 2016. During the year ended December 31, 2015, the Company made payments of $0.5 million related to mineral property acquisitions for the Cañariaco project royalty.
The Company is an exploration stage company and has not generated positive cash flow from its operations. As a result, the Company has been dependent on equity and production-based financings for additional funding. Working capital on hand at December 31, 2016 was approximately $13.3 million with a cash balance of approximately $13.4 million. Management believes it has adequate financial resources to satisfy its obligations over the next 12 month period and does not anticipate the need for additional funding during this time.
Loans Payable to Oyu Tolgoi LLC
Under the terms of the Entrée/Oyu Tolgoi JV, OTLLC will contribute funds to approved joint venture programs and budgets on the Company’s behalf. Interest on each loan advance shall accrue at an annual rate equal to OTLLC’s actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loans will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the Entrée/Oyu Tolgoi JV.  In the absence of available cash flow, the loans will not be repayable. The loans are not expected to be repaid within one year.
Contractual Obligations
As at December 31, 2016, the Company had the following contractual obligations outstanding:

	Total	Less than 1 year	1 - 2 years	Thereafter
Accounts payable and accrued liabilities	$445	$445	$-	$-
Lease commitments	$98	$98	$-	$-

Q4 2016 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

SHAREHOLDERS' EQUITY
During the year ended December 31, 2016, the Company issued 585,887 common shares for cash proceeds of $0.1 million on the exercise of stock options. The fair value recorded when the options were granted of $0.1 million has been transferred from additional paid-in capital to common stock on the exercise of the options.
On March 1, 2016, the Company issued 5,128,604 common shares to Sandstorm at a price of C$0.3496 per common share pursuant to the Agreement to Amend.
On January 11 and 13, 2017, the Company closed a non-brokered private placement in two tranches issuing a total of 18,529,484 units at a price of C$0.41 per unit for aggregate gross proceeds of C$7.6 million.  Each unit consists of one common share of the Company and one-half of one transferable Warrant.  Each whole Warrant will entitle the holder to acquire one additional common share of the Company at a price of C$0.65 per share for a period of 5 years. No commissions or finders' fees were payable in connection with the private placement. The securities issued in connection with the private placement are subject to a hold period expiring four months plus one day after the issuance of the securities. As at March 10, 2017 there were 9,264,742 Warrants outstanding.
The Company’s authorized share capital consists of unlimited common shares without par value. At December 31, 2016 the Company had 153,045,408 shares issued and outstanding and at March 10, 2017, the Company had 172,802,967shares issued and outstanding.

Stock Option Plan
The Company has adopted a stock option plan (the "Plan") to grant options to directors, officers, employees and consultants. Under the Plan, the Company may grant options to acquire up to 10% of the issued and outstanding shares of the Company. Options granted can have a term of up to ten years and an exercise price typically not less than the Company's closing stock price on the Toronto Stock Exchange ("TSX") on the last trading day before the date of grant. Vesting is determined at the discretion of the Board.
Under the Plan, an option holder may elect to terminate an option, in whole or in part and, in lieu of receiving shares to which the terminated option relates (the "Designated Shares"), receive the number of shares, disregarding fractions, which, when multiplied by the weighted average trading price of the shares on the TSX during the five trading days immediately preceding the day of termination (the "Fair Value" per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares.
The following is a summary of stock options outstanding as at the date of this report:

Number of shares (000’s)	Vested (000’s)	Price per share CAD	Expiry Date
100	100	0.73	Jun – Sep 2017
3,240	3,240	0.30 – 0.56	Mar – Dec 2018
2,430	2,430	0.21 – 0.38	Dec 2019 – Dec 2020
100	100	0.39	Mar 2021
2,370	2,370	0.42	Nov 2021
8,240	8,240

AMENDED SANDSTORM AGREEMENT
On February 14, 2013, the Company entered into an Equity Participation and Funding Agreement with Sandstorm (the "2013 Agreement"). Pursuant to the 2013 Agreement, Sandstorm provided an upfront refundable deposit (the "Deposit") of $40 million to the Company. The Company will use future payments that it receives from its mineral property interests to purchase and deliver metal credits to Sandstorm, in amounts that are indexed to the Company’s share of gold, silver and copper production from the currently defined Entrée/Oyu Tolgoi JV Property. Upon the delivery of metal credits, Sandstorm will also make the cash payment outlined below. In addition, the 2013 Agreement provided for a partial refund of the Deposit and a pro rata reduction in the number of metal credits deliverable to Sandstorm in the event of a partial expropriation of Entrée’s economic interest, contractually or otherwise, in the Entrée/Oyu Tolgoi JV Property.

Q4 2016 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

On February 23, 2016, the Company and Sandstorm entered into an Agreement to Amend the 2013 Agreement, whereby the Company refunded 17% of the Deposit ($6.8 million) (the "Refund") in cash and shares thereby reducing the Deposit to $33.2 million for a 17% reduction in the metal credits that the Company is required to deliver to Sandstorm. At closing on March 1, 2016, the parties entered into an Amended and Restated Equity Participation and Funding Agreement (the "Amended Sandstorm Agreement"). Under the terms of the Amended Sandstorm Agreement, the Company will purchase and deliver gold, silver and copper credits equivalent to:
•	28.1% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Shivee Tolgoi mining licence (excluding Shivee West); and
•	21.3% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Javhlant mining licence.
Upon the delivery of metal credits, Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce of gold, $5 per ounce of silver and $0.50 per pound of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire Entrée/Oyu Tolgoi JV Property (as currently defined) the cash payment will be increased to the lesser of the prevailing market price and $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit (the net amount of the Deposit being the "Unearned Balance").
This arrangement does not require the delivery of actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.
Under the Amended Sandstorm Agreement, Sandstorm has a right of first refusal, subject to certain exceptions, on future production-based funding agreements. The Amended Sandstorm Agreement also contains other customary terms and conditions, including representations, warranties, covenants and events of default. The initial term of the Amended Sandstorm Agreement is 50 years, subject to successive 10-year extensions at the discretion of Sandstorm.
In addition, the Amended Sandstorm Agreement provides that the Company will not be required to make any further refund of the Deposit if Entrée’s economic interest is reduced by up to and including 17%. If there is a reduction of greater than 17% up to and including 34%, the Amended Sandstorm Agreement provides the Company with the ability to refund a corresponding portion of the Deposit in cash or common shares of the Company or any combination of the two at the Company’s election, in which case there would be a further corresponding reduction in deliverable metal credits. If the Company elects to refund Sandstorm with common shares of the Company, the value of each common share shall be equal to the volume weighted average price ("VWAP") for the five (5) trading days immediately preceding the 90th day after the reduction in Entrée’s economic interest. In no case will Sandstorm become a "control person" under the Amended Sandstorm Agreement. In the event an issuance of shares would cause Sandstorm to become a "control person", the maximum number of shares will be issued, and with respect to the value of the remaining shares, 50% will not be refunded (and there will not be a corresponding reduction in deliverable metal credits) and the remaining 50% will be refunded by the issuance of shares in tranches over time, such that the number of shares that Sandstorm holds does not reach or exceed 20%. All shares will be priced in the context of the market at the time they are issued.
In the event of a full expropriation, the remainder of the Unearned Balance after the foregoing refunds must be returned in cash.
The Amended Sandstorm Agreement does not impact Sandstorm's requirement to vote its shares as Entrée's Board specifies with respect to any potential acquisition of the Company, provided the potential acquirer agrees to execute and deliver to Sandstorm a deed of adherence to the Amended Sandstorm Agreement.
For accounting purposes, the Deposit is accounted for as deferred revenue on the balance sheet and the original Deposit was recorded at the historical amount of C$40.0 million. As a result of the Amended Sandstorm Agreement, the deferred revenue amount was adjusted to reflect the $6.8 million Refund which was recorded at the foreign exchange amount at the date of the Refund resulting in a net balance of C$30.9 million. This amount is subject to foreign currency fluctuations upon conversion to US dollars at each reporting period.

Q4 2016 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The $6.8 million Deposit refund was paid with $5.5 million in cash and the issuance of $1.3 million of common shares of the Company. On March 1, 2016, the Company issued 5,128,604 common shares to Sandstorm at a price of C$0.3496 per common share pursuant to the Agreement to Amend. The price was calculated using the VWAP of Entrée's shares on the TSX for the 15 trading days preceding February 23, 2016, the effective date of the Agreement to Amend. As at December 31, 2016, Sandstorm owned 22,985,746 common shares, or 15.02% of the outstanding shares of the Company (March 10, 2017 – 23,900,380 or 13.83%).

OTHER DISCLOSURES
Off-Balance Sheet Arrangements
Entrée has no off-balance sheet arrangements except for the contractual obligation noted above.

Financial Instruments
The following table provides the fair value of each classification of financial instrument:

	December 31, 2016	December 31, 2015
Financial assets
Cash and cash equivalents	$13,391	$22,786
Receivables	35	98
Deposits	10	17
Total financial assets	$13,436	$22,901
Financial liabilities
Accounts payable and accrued liabilities	$455	$1,350
Loans payable	7,334	6,824
Total financial liabilities	$7,789	$8,174

Fair value measurement is based on a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value which are:
Level 1 — Quoted prices that are available in active markets for identical assets or liabilities.
Level 2 — Quoted prices in active markets for similar assets that are observable.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
At December 31, 2016, the Company had Level 1 financial instruments, consisting of cash and cash equivalents, with a fair value of $13.4 million.

INTERNATIONAL FINANCIAL REPORTING STANDARDS
The Company is a "domestic" issuer under Canadian securities law and a "foreign private issuer" under United States Securities and Exchange Commission ("SEC") regulations. The Company files its financial statements with both Canadian and US securities regulators in accordance with US GAAP, as permitted under current regulations. In 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators ("CSA") confirmed that domestic issuers were required to transition to International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011. On June 27, 2008, the CSA Staff issued Staff Notice 52-321 "Early Adoption of International Financial Reporting Standards, Use of US GAAP and References to IFRS-IASB" which confirmed that domestic issuers that are also SEC registrants are able to continue to use US GAAP. Consequently, the Company was not required to convert to IFRS effective January 1, 2011 and has elected to continue using US GAAP.

Q4 2016 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

NON-US GAAP PERFORMANCE MEASUREMENT
"Cash Costs" and all-in sustaining cost ("AISC") are non-US GAAP Performance Measurements. These performance measurements are included because these statistics are widely accepted as the standard of reporting cash costs of production in North America. These performance measurements do not have a meaning within US GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measurements should not be considered in isolation as a substitute for measures of performance in accordance with US GAAP.

CRITICAL ACCOUNTING ESTIMATES, RISKS AND UNCERTAINTIES
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.
Measurement of the Company’s assets and liabilities is subject to risks and uncertainties, including those related to reserve and resource estimates; title to mineral properties; future commodity prices; costs of future production; future costs of restoration provisions; changes in government legislation and regulations; future income tax amounts; the availability of financing; and various operational factors.
Entrée is a mineral exploration company and is exposed to a number of risks and uncertainties; some of these risks and uncertainties have been discussed elsewhere in this MD&A. For a more extensive discussion of risks and uncertainties to which Entrée is exposed, the reader should refer to the section titled "Risk Factors" contained in the Company’s AIF available on SEDAR at www.sedar.com.
Legal and Political Risk
The Minerals Law of Mongolia defines a mineral deposit of strategic importance (a "Strategic Deposit") as a mineral resource that may have the potential to impact national security, or the economic and social development of the country, or that is generating or has the potential to generate more than 5% of Mongolia’s gross domestic product in any given year. The Minerals Law of Mongolia provides that the State may be an equity participant with any private legal entity, up to a 34% equity interest, in the exploitation of any Strategic Deposit where the quantity and grade of the deposit have been defined by exploration that has not been funded from the State budget. Under Resolution No 57 dated July 16, 2009 of the State Great Khural, the OT series of deposits were declared to be Strategic Deposits.
On October 6, 2009, Turquoise Hill, its wholly-owned subsidiary OTLLC, and Rio Tinto signed an investment agreement (the "Oyu Tolgoi Investment Agreement") with the Mongolian Government, which regulates the relationship among the parties and stabilizes the long term tax, legal, fiscal, regulatory and operating environment to support the development of the OT project. The Oyu Tolgoi Investment Agreement specifies that the Government of Mongolia will own 34% of the shares of OTLLC (and by extension, 34% of OTLLC’s interest in the Entrée/Oyu Tolgoi JV Property) through its subsidiary Erdenes Oyu Tolgoi LLC. A shareholders’ agreement was concurrently executed to establish the Government’s 34% ownership interest in OTLLC and to govern the relationship among the parties.
The Ministry of Mining has advised Entrée that it considers the deposits on the Entrée/Oyu Tolgoi JV Property to be part of the series of OT deposits. Entrée has been in discussions with stakeholders of the OT project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto, since February 2013. The discussions to date have focussed on issues arising from Entrée’s exclusion from the Oyu Tolgoi Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Entrée/Oyu Tolgoi JV Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Oyu Tolgoi Investment Agreement. In order to receive the benefits of the Oyu Tolgoi Investment Agreement, the Government of Mongolia may require Entrée to agree to certain concessions, including with respect to the economic benefit of Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, or the royalty rates applicable to Entrée’s share of the Entrée/Oyu Tolgoi JV Property mineralization. No agreements have been finalized. If the parties fail to reach mutually acceptable agreements in a timely manner, there is a risk that the Government of Mongolia may resort to measures which, whether legitimate or not, could have an adverse effect on the business, assets and financial condition of Entrée as well as the Company’s share price. Such measures could include suspending, revoking, cancelling or withdrawing the Shivee Tolgoi and Javhlant mining licences; attempting to invalidate, confiscate, expropriate or rescind the Entrée/Oyu Tolgoi JV or Entrée’s interest in the Entrée/Oyu Tolgoi JV Property; and filing legal proceedings against Entrée.

Q4 2016 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Entrée is not presently a party to the Oyu Tolgoi Investment Agreement. Although OTLLC agreed under the terms of the Earn-In Agreement to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and be entitled to the benefits of the Oyu Tolgoi Investment Agreement or a separate stability agreement on substantially similar terms to the Oyu Tolgoi Investment Agreement, unless and until Entrée finalizes agreements with the Government of Mongolia and other OT stakeholders, there can be no assurance that Entrée will be entitled to all of the benefits of the Oyu Tolgoi Investment Agreement, including stability with respect to taxes payable. If Entrée is not entitled to all of the benefits of the Oyu Tolgoi Investment Agreement, it could be subject to the surtax royalty which came into effect in Mongolia on January 1, 2011. The rates of the surtax royalty vary from 1% to 5% for minerals other than copper. For copper, the surtax royalty rates range between 22% and 30% for ore, between 11% and 15% for concentrates, and between 1% and 5% for final products. No surtax royalty is charged on any minerals below a certain threshold market price, which varies depending on the type of minerals. This is in addition to the standard royalty rates of 2.5% for coal sold in Mongolia and commonly occurring minerals sold in Mongolia, and 5% for all other minerals.
Even if Entrée does finalize agreements with the Government of Mongolia and other OT stakeholders, there can be no assurance that the present or future Parliament will refrain from enacting legislation that undermines such agreements or the Oyu Tolgoi Investment Agreement or that the present or a future government will refrain from adopting government policies or seeking to renegotiate the terms of such agreements or the Oyu Tolgoi Investment Agreement (which was threatened in both 2011 and 2012) in ways that are adverse to Entrée’s interests or that impair OTLLC’s ability to develop and operate the OT project on the basis currently contemplated, which may have a material adverse impact on Entrée and the Company’s share price.
The Government of Mongolia has put in place a framework and environment for foreign direct investment. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining community as conducive to foreign investment if they were to become law or official government policy. This was evidenced by revisions to the Minerals Law in 2006 as well as by the 2012 passage of legislation to control foreign direct investment in strategic sectors of the Mongolian economy, including mining. In October 2011, Prime Minister Batbold stated in his 2012 budget speech that the Government of Mongolia is revisiting all treaties for the avoidance of double taxation, including the 2002 convention between Canada and Mongolia for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital (the "Canadian Double Tax Treaty").

On November 1, 2013, an Investment Law came into effect in Mongolia. The law is aimed at reviving foreign investment by easing restrictions on investors (including foreign and domestic) in key sectors such as mining and by providing greater certainty on the taxes they must pay and certain guarantees in relation to their investments in Mongolia. The full impact of the Investment Law is still not yet known.

On January 16, 2014, the Mongolian Parliament adopted a new State Minerals Policy. The main focus of the policy is to establish a stable investment environment; improve the quality of mineral exploration, mining and processing; encourage the use of environmentally friendly and modern technology; and strengthen the competitiveness of the Mongolian mining sector on the international market. The State Minerals Policy is also intended to serve as the basis for amendments to the existing Minerals Law and other laws relating to the mining sector. On July 1, 2014, the Mongolian Parliament passed the amendments to the Minerals Law (the "2014 Amendments"). In addition, the Mongolian Parliament also passed a separate law which repeals the 2010 statute which imposed a moratorium on the granting of new exploration licences and the transfer of existing licences. The 2014 Amendments extend the maximum period for an exploration licence from 9 years to 12 years (although it ended the three year pre-mining period sometimes given to licence holders upon the expiration of their exploration rights), extend the requirement for holders of mining licences to ensure that 90% of their workforce is comprised of Mongolian nationals to the mining licence holder’s subcontractors as well, make clearer the roles and responsibilities of government ministries and departments with respect to mineral matters, modify the definition of Strategic Deposit to reflect its impact on the national economy and not regional economy, and provide for some instances where a tender may not be required to obtain minerals licences where state funding has been used if related to compensation for declaring a special needs area, among other changes. On February 18, 2015, the Mongolian Parliament adopted a further amendment to the Minerals Law (the "2015 Amendment"), which permits a licence holder to negotiate with the Government of Mongolia with respect to an exchange of the Government’s 34% (50% in cases where exploration has been funded by the State budget) equity interest in a licence holder with a Strategic Deposit for an additional royalty payable to the Government. The amount of the royalty payment would vary depending on the particulars of the Strategic Deposit but cannot exceed five percent. The rate of this royalty payment shall be approved by the Government of Mongolia. The full impact of the 2015 Amendment is not yet known.

Q4 2016 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The Ministry of Mining is currently working on a draft mining law, aimed at regulating the mining sector in greater detail in Mongolia. The Ministry plans to propose this law to Parliament in 2017 for adoption. If adopted, the draft mining law could adversely affect Entree’s interests. It is not possible to determine when, if ever, this draft law will be adopted and in what form.

The Ministry of Finance and certain Members of Parliament have released draft laws and draft amendments to the tax legislation of Mongolia which include provisions related to the taxation of foreign legal entities operating in Mongolia and minerals companies in general. If certain provisions of these amendments were adopted by Parliament as currently drafted, they could adversely affect Entree's interests. It is not possible to determine when, if ever, these amendments would be adopted and in what form.

If the Government of Mongolia revises, amends or cancels the Canadian Double Tax Treaty; if the Investment Law, State Minerals Policy, 2014 Amendments, 2015 Amendment or new mining law are implemented or interpreted in a manner that is not favourable to foreign investment or Entrée’s interests; or if new tax laws or amendments to tax laws are adopted that are not favourable to foreign investment or Entrée’s interests, it could have an adverse effect on Entrée’s operations in Mongolia and future cash flow, earnings, results of operations and financial condition as well as the Company’s share price.

While the Entrée/Oyu Tolgoi JV is operating under the terms of the JVA, the JVA has not been formally executed by the parties. There can be no assurance that OTLLC or its shareholders will not attempt to renegotiate some or all of the material terms governing the joint venture relationship in a manner which could have an adverse effect on Entrée’s future cash flow, earnings, results of operations and financial condition.
OTLLC has earned either a 70% or 80% interest in mineralization extracted from the Entrée/Oyu Tolgoi JV Property, depending on the depth at which minerals are extracted, and has effective control of the Entrée/Oyu Tolgoi JV. Rio Tinto, which beneficially owns 17.6% of the Company’s issued and outstanding shares, exerts a significant degree of control over the business and affairs of Turquoise Hill and OTLLC. Pursuant to various agreements among Turquoise Hill, OTLLC and Rio Tinto, Rio Tinto is responsible for the management of the building and operation of the OT project (which includes the Heruga and Hugo North Extension deposits on the Entrée/Oyu Tolgoi JV Property); is responsible for all exploration operations on behalf of OTLLC, including exploration on the Entrée/Oyu Tolgoi JV Property; and prepares all programs and budgets for approval by the OTLLC board. The interest of Rio Tinto, Turquoise Hill and OTLLC and the interests of the Company’s other shareholders are not necessarily aligned and there can be no assurance that Rio Tinto, Turquoise Hill or OTLLC will exercise its rights or act in a manner that is consistent with the best interests of the Company’s other shareholders.
Entrée is and will be subject to the risks normally associated with the conduct of joint ventures, which include disagreements as to how to develop, operate and finance a project, inequality of bargaining power, incompatible strategic and economic objectives and possible litigation between the participants regarding joint venture matters. These matters may have an adverse effect on Entrée’s ability to realize the full economic benefits of its interest in the property that is the subject of a joint venture, which could affect its results of operations and financial condition as well as the Company’s share price.
In the course of its business, Entrée may from time to time become involved in various claims, arbitration and other legal proceedings, with and without merit. The nature and results of any such proceedings cannot be predicted with certainty. Any potential future claims and proceedings are likely to be of a material nature. In addition, such claims, arbitration and other legal proceedings can be lengthy and involve the incurrence of substantial costs and resources by Entrée, and the outcome, and Entrée’s ability to enforce any ruling(s) obtained pursuant to such proceedings, are subject to inherent risk and uncertainty. The initiation, pursuit and/or outcome of any particular claim, arbitration or legal proceeding could have a material adverse effect on Entrée’s financial position and results of operations, and on Entrée’s business, assets and prospects. In addition, if Entrée is unable to resolve any existing or future potential disputes and proceedings favourably, or obtain enforcement of any favourable ruling, if any, that may be obtained pursuant to such proceedings, it is likely to have a material adverse impact on Entrée’s business, financial condition and results of operations and Entrée’s assets and prospects as well as the Company’s share price.
On February 27, 2013, the Mineral Resources Authority of Mongolia ("MRAM") delivered notice to Entrée advising that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily restricted. While Entrée was subsequently advised that the temporary transfer restriction on the joint venture mining licences will be lifted, it has not received official notification of the lifting of the restriction. Any future action by the Government of Mongolia to suspend, revoke, withdraw or cancel the Shivee Tolgoi and Javhlant mining licences, whether legitimate or not, would have an adverse effect on the business, assets and financial condition of Entrée as well as the Company’s share price.

Q4 2016 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The October 2004 Equity Participation and Earn-In Agreement between Turquoise Hill and Entrée, as amended and subsequently assigned to OTLLC (the "Earn-In Agreement") requires OTLLC to enter into the JVA, which bestows upon it certain powers and duties as manager of the Entrée/Oyu Tolgoi JV, including the duty to cure title defects, the duty to prosecute and defend all litigation or administrative proceedings arising out of operations, and the duty to do all acts reasonably necessary to maintain the Entrée/Oyu Tolgoi JV Property assets, including the mining licences. Pursuant to the Assignment Agreement dated March 1, 2005 between the Company, Turquoise Hill and OTLLC, the Company is also entitled to look to Turquoise Hill for the performance of OTLLC’s obligations under the Earn-In Agreement, which is governed by British Columbia law. In addition, the Shivee Tolgoi and Javhlant mining licences are included in the contract area of the Oyu Tolgoi Investment Agreement. The Oyu Tolgoi Investment Agreement restricts the grounds upon which the Mongolian State administrative authority in charge of geology and mining may revoke a mining licence covered by the Oyu Tolgoi Investment Agreement. The Oyu Tolgoi Investment Agreement also includes a dispute resolution clause that requires the parties to resolve disputes through international commercial arbitration procedures. Entrée is not a party to the Oyu Tolgoi Investment Agreement and does not have any direct rights under the Oyu Tolgoi Investment Agreement. In the event that the Government of Mongolia suspends, revokes, withdraws or cancels the Shivee Tolgoi and Javhlant mining licences, there can be no assurance that OTLLC, Turquoise Hill or Rio Tinto will invoke the international arbitration procedures, or that Entrée will be able to enforce the terms of the JVA or Earn-In Agreement to cause OTLLC or Turquoise Hill to do all acts reasonably necessary to maintain the Entrée/Oyu Tolgoi JV Property assets, including by invoking the international arbitration procedures under the Oyu Tolgoi Investment Agreement. There may also be limitations on OTLLC, Turquoise Hill and Rio Tinto’s ability to enforce the terms of the Oyu Tolgoi Investment Agreement against the Government of Mongolia, which is a sovereign entity, regardless of the outcome of an arbitration proceeding. Without an effective means of enforcing the terms of the JVA, the Earn-In Agreement or the Oyu Tolgoi Investment Agreement, Entrée could be deprived of substantial rights and benefits with little or no recourse for fair and reasonable compensation, which could have an adverse effect on the business, assets and financial condition of Entrée as well as the Company’s share price.
In the event of a dispute arising at or in respect of Entrée’s foreign operations, Entrée may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or other jurisdictions. Entrée may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity. Any adverse or arbitrary decision of a court, arbitrator or other governmental or regulatory body, or Entrée’s inability to enforce its contractual rights, may have a material adverse impact on Entrée’s business, assets, prospects, financial condition and results of operation as well as the Company’s share price.
In June 2010, the Government of Mongolia passed Resolution 140, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas, some of which include or are in proximity to the OT project. These state special needs areas are to be used for Khanbogd village development and for infrastructure and plant facilities necessary in order to implement the development and operation of the OT project. A portion of the Shivee Tolgoi licence is included in the land area that is subject to Resolution 140.
In June 2011, the Government of Mongolia passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas in proximity to the OT project. These state special needs areas are to be used for infrastructure facilities necessary in order to implement the development and construction of the OT project. Portions of the Shivee Tolgoi and Javhlant licences are included in the land area that is subject to Resolution 175.
It is expected but not yet formally confirmed by the Government that to the extent that a consensual access agreement exists or is entered into between OTLLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary. OTLLC has existing access and surface rights to the Entrée/Oyu Tolgoi JV Property pursuant to the Earn-In Agreement. If Entrée is unable to reach a consensual arrangement with OTLLC with respect to Shivee West, Entrée’s right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175. While the Mongolian Government would be responsible for compensating Entrée in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable.
While the Oyu Tolgoi Investment Agreement contains provisions restricting the circumstances under which the Shivee Tolgoi and Javhlant licences may be expropriated which may make the application of Resolution 140 and Resolution 175 to the Entrée/Oyu Tolgoi JV Property unnecessary, there can be no assurances that the Resolutions will not be applied in a manner that has an adverse impact on Entrée.

Q4 2016 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

In March 2014, the Government of Mongolia passed Resolution 81, the purpose of which is to approve the direction of the railway line heading from Ukhaa Khudag deposit located in the territory of Tsogttsetsii soum, Umnugobi aimag, to the port of Gashuunshukhait and to appoint the Minister of Roads and Transportation to develop a detailed engineering layout of the base structure of the railway. On June 18, 2014, Entrée was advised by MRAM that the base structure overlaps with a portion of the Javhlant licence. By Order No. 123 dated June 18, 2014, the Minister of Mining approved the composition of a working group to resolve matters related to the holders of licences through which the railway passes. The Minister of Mining has not yet responded to a request from Entrée to meet to discuss the proposed railway, and no further correspondence from MRAM or the Minister of Mining has been received. It is not yet clear whether the State has the legal right to take a portion of the Javhlant licence, with or without compensation, in order to implement a national railway project, and if it does, whether it will attempt to exercise that right. While the Oyu Tolgoi Investment Agreement contains provisions restricting the circumstances under which the Javhlant licence may be expropriated, there can be no assurances that Resolution 81 will not be applied in a manner that has an adverse impact on Entrée.
Risks Associated with the Development of the OT Project
Further development of the OT project depends upon OTLLC’s ability to obtain and service the funding requirements of the project. Volatility in capital markets and commodity prices and other macroeconomic factors may adversely affect OTLLC’s ability to secure project financing.
In addition, OTLLC operates in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult to obtain sufficient debt financing from project lenders for future phases of the OT project.
OTLLC’s estimates regarding the cost of development and operation of the OT project are estimates only. The estimates and the assumptions upon which they are based are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated. If these estimates prove incorrect, the total capital expenditures required to complete development of the OT project underground mine, including Entrée’s share of Entrée/Oyu Tolgoi JV capital expenditures being debt financed by OTLLC may increase, which may have a material adverse impact on Entrée, its results of operations, financial conditions, and the Company’s share price.
There are a number of uncertainties inherent in the development and construction of any new or existing mine, including the OT  project. These uncertainties include: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour, process water, power and transportation, including costs of transport for the supply chain for the OT project, which requires routing approaches which have not been fully tested; the annual usage costs to the local province for sand, aggregate and water; the availability and cost of appropriate smelting and refining arrangements; and the need to obtain necessary environmental and other government permits, such permits being on reasonable terms, and the timing of those permits. The cost, timing and complexities of mine construction and development are increased by the remote location of the OT project.
It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up, which may cause delays in commencement or expansion of mineral production. Any delays could impact disclosed project economics. Accordingly, there is no assurance that the future development, construction or expansion activities will be successfully completed within cost estimates, on schedule or at all and, if completed, there is no assurance that such activities will result in profitable mining operations.
Risks Associated With the Proposed Plan of Arrangement
Completion of the Arrangement is subject to Court approval and the receipt of all necessary shareholder and Securityholder approvals and third-party consents. There can be no certainty, nor can Entrée provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied.
The Company and Mason Resources may terminate the Plan of Arrangement in certain circumstances.  Accordingly, there can be no certainty that the Plan of Arrangement will be completed as proposed or at all.  In addition, certain costs related to the Plan of Arrangement, such as legal and accounting fees, must be paid by Entrée even if the Plan of Arrangement is not completed.

Q4 2016 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

If the Plan of Arrangement is not approved by the Court or shareholders or Securityholders voting as one class or, even if the Plan of Arrangement is approved, as a result of the US Projects being transferred to Mason Resources, an entity separate from Entrée, the market price of Entrée’s shares may decline to the extent that the current market price of the shares reflects a market assumption that the Plan of Arrangement will be completed or to the extent the current market price of the shares reflects the value associated with the US Projects, as applicable.
Risks Associated with the Amended Sandstorm Agreement
The 2013 Agreement provided for a partial refund of the Deposit and a pro rata reduction in the number of metal credits deliverable to Sandstorm in the event of a partial expropriation of Entrée’s economic interest, contractually or otherwise, in the Entrée/Oyu Tolgoi JV Property. The Amended Sandstorm Agreement provides that the Company will not be required to make any further refund of the Deposit if Entrée’s economic interest is reduced by up to and including 17%. If there is a reduction of greater than 17% up to and including 34%, the Amended Sandstorm Agreement provides the Company with greater flexibility and optionality in terms of how the Company will refund a corresponding portion of the Deposit. To the extent there is an expropriation of greater than 34%, which is not reversed during the abeyance period provided for in the Amended Sandstorm Agreement, the Company will be required to return a portion of the Deposit in cash (the amount of the repayment not to exceed the amount of the Unearned Balance).
If an event of default occurs under the Amended Sandstorm Agreement, the Company may be required to immediately pay to Sandstorm a default fee, which it may not have sufficient funds to cover. Some potential events of default may be outside of Entrée’s control, including a full expropriation of Entrée’s economic interest, contractually or otherwise, in the Entrée/Oyu Tolgoi JV Property which is not reversed during the abeyance period provided for in the Amended Sandstorm Agreement. If an event of default occurs and the Company is required to pay a default fee to Sandstorm, it may have a material adverse impact on Entrée’s business, financial condition, assets and prospects, and on the Company’s share price.
Under the Amended Sandstorm Agreement, the Company agreed to use future cash flows from its mineral property interests to purchase and deliver metal credits to Sandstorm. The Amended Sandstorm Agreement does not require the Company to deliver actual metal production, therefore the Company will have to use revenue it receives from the sale of its share of metal production to purchase the requisite amount of metal credits for delivery to Sandstorm. To the extent metal prices on the day on which the Company’s production is sold are different from metal prices on the day on which the Company purchases metal credits for delivery to Sandstorm, the Company may suffer a gain or loss on the difference.
Risks Associated with Mining or Related to Entrée
The estimates of reserves and resources, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates only and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Reserve and resource estimates are materially dependent on prevailing market prices and the cost of recovering and processing minerals at the mine site. Market fluctuations in the price of metals or increases in the costs to recover metals may render the mining of ore reserves uneconomical and materially adversely affect operations.

There is no assurance that a commercially viable mineral deposit exists on any of the exploration properties in which Entrée has an interest. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade, recoveries and proximity to infrastructure, metallurgical recoveries, metal prices and government regulations, including regulations relating to taxation, royalties, allowable production, importing and exporting of minerals, and environmental protection. Most of the above factors are beyond the control of Entrée. If mineral reserves in commercially exploitable quantities are established on any of Entrée’s properties (other than the Entrée/Oyu Tolgoi JV Property, in which Entrée has a carried interest), Entrée will be required to expend substantial sums of money to establish the extent of the resource, develop processes to extract it and develop extraction and processing facilities and infrastructure. Although Entrée may derive substantial benefits from the discovery of a major deposit, there can be no assurance that such a resource will be large enough to justify commercial operations, nor can there be any assurance that Entrée will be able to raise the funds required for development on a timely basis. If Entrée cannot raise the necessary capital or complete the necessary facilities and infrastructure, its business may fail. Entrée may be required to acquire rights to additional lands in order to develop a mine if a mine cannot be properly located on Entrée’s properties. There can be no assurance that Entrée will be able to acquire such additional lands on commercially reasonable terms, if at all.

Q4 2016 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Recent global financial and market conditions have been subject to increased volatility, which may impact the ability of Entrée to obtain equity or debt financing in the future and, if obtained, on terms favourable to Entrée. If Entrée cannot raise the money that it needs to continue exploration of its mineral properties, there is a risk that Entrée may be forced to delay, scale back, or eliminate certain of its exploration activities. If these increased levels of volatility and market turmoil continue, Entrée’s operations could be adversely impacted and the value and the price of the Company’s common shares could be adversely affected.
Sandstorm’s beneficial shareholdings in the Company, totalling 13.8% of the Company’s outstanding shares, and Rio Tinto’s beneficial shareholdings in the Company, totalling 17.6% of the Company’s outstanding shares, potentially give Sandstorm and Rio Tinto the voting power to influence the policies, business and affairs of Entrée and the outcome of any significant corporate transaction or other matter, including the proposed Arrangement or a merger, business combination or a sale of all, or substantially all, of Entrée’s assets.  In addition, Rio Tinto (on behalf of OTLLC) has operational control over the Entrée/Oyu Tolgoi JV Property.  OTLLC and Sandstorm also have certain rights in the event of a proposed disposition by Entrée of its interest in the Entrée/Oyu Tolgoi JV and OTLLC has a right of first refusal with respect to any proposed disposition by Entrée of an interest in Shivee West, which is not currently subject to the Entrée/Oyu Tolgoi JV.  The share position in the Company of each of Sandstorm, Rio Tinto and Turquoise Hill may have the effect of delaying, deterring or preventing a transaction involving a change of control of the Company in favour of a third party that otherwise could result in a premium in the market price of the Company’s shares in the future.  In the case of Sandstorm, the risk is mitigated to some extent by the requirement in the Amended Sandstorm Agreement for Sandstorm to vote its shares as the Board specifies with respect to any potential acquisition of the Company, provided the potential acquirer agrees to execute and deliver to Sandstorm a deed of adherence to the Amended Sandstorm Agreement.
Entrée must comply with licence and permitting requirements. In Mongolia, the Shivee Tolgoi and Javhlant exploration licences were converted to mining licences on October 27, 2009. These licences now have a term of 30 years, with two potential extensions of 20 years each. The total estimated annual fees to maintain the licences in good standing, which are primarily the responsibility of OTLLC, is approximately $944,000. In Nevada, maintenance fees must be paid to the Bureau of Land Management. For the 2017 assessment year, the aggregate fee for the Ann Mason Project is approximately $250,000.
In both Nevada and Mongolia, Entrée must comply with environmental regulations that govern air and water quality and land disturbance and provide mine reclamation and closure costs.
DISCLOSURE CONTROLS AND PROCEDURES
Management is responsible for establishing and maintaining disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company and its subsidiaries is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management has evaluated the effectiveness of its disclosure controls and procedures as of December 31, 2016 and believes its disclosure controls and procedures are effective.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for designing internal control over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Management evaluated the Company’s internal control over financial reporting at December 31, 2016 and concluded that it is effective and that no material weakness relating to design or operations exists. No change in the Company’s internal control over financial reporting occurred during the period beginning onOctober 1, 2016 and ended on December 31, 2016 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Q4 2016 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

FORWARD LOOKING STATEMENTS
This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws.
Forward-looking statements include, but are not limited to, statements with respect to the future prices of copper, gold, molybdenum and silver; the estimation of mineral reserves and resources; the realization of mineral reserve and resource estimates; anticipated future production, capital and operating costs, cash flows and mine life; the value and potential value of assets and the ability of Entrée to maximize returns to shareholders; potential financial and other benefits of spinning-out Entrée’s US Projects; timing and approval for a spin-out of Entrée’s US Projects; capital, financing and project development risk; completion of an updated technical report that includes PEAs on Entrée’s interest in Lift 2 of the Hugo North Extension deposit and the Heruga deposit; a potential strategic development partner for the Ann Mason Project; completion of a Pre-Feasibility study on the Ann Mason Project; the potential impact of future exploration results on Ann Mason mine design and economics; the potential development of the Ann Mason Project; potential types of mining operations; construction and continued development of the Oyu Tolgoi underground mine; alternative production scenarios and associated expansion options; the anticipated value of Entrée’s interest in Lift 1 of the Hugo North Extension deposit; the expected timing of first development production from Lift 1 of the Oyu Tolgoi underground mine; discussions with the Government of Mongolia, Rio Tinto, OTLLC and Turquoise Hill on a range of issues including Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences and Entrée’s interest in the Entrée/Oyu Tolgoi JV Property; the potential for Entrée to be included in or otherwise receive the benefits of the Oyu Tolgoi Investment Agreement or another similar agreement; the potential for the Government of Mongolia to seek to directly or indirectly invest in Entrée’s interest in the Hugo North Extension and Heruga deposits; the potential application of the Government of Mongolia’s Resolution 81, Resolution 140 and Resolution 175 to the Shivee Tolgoi and Javhlant licences; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; corporate strategies and plan; requirements for additional capital; uses of funds; proposed acquisitions and dispositions of assets; and future financial performance.
In certain cases, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, legal proceedings and negotiations and the environment in which Entrée will operate in the future, including the status of Entrée’s relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term power source for the Oyu Tolgoi underground mine; the impact of the delay in the funding and development of the Oyu Tolgoi underground mine; delays, and the costs which would result from delays, in the development of the underground mine; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.
Other uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by forward-looking statements and information include, amongst others, Entrée’s ability to obtain all necessary regulatory, Court and shareholder and Securityholder approvals of a spin-out of its US Projects assets into Mason Resources and list Mason Resources on one or more stock exchanges; whether the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; whether the results of preliminary test work are indicative of what the results of future test work will be; fluctuations in commodity prices and demand; changing foreign exchange rates; actions by Rio Tinto, Turquoise Hill and/or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as power, water, skilled labour, transportation and appropriate smelting and refining arrangements; and misjudgements in the course of preparing forward-looking statements.

Q4 2016 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

In addition, there are also known and unknown risk factors which may cause the actual results, performance or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors discussed in the section entitled "Risk" in this MD&A and in the section entitled "Risk Factors" in the AIF. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

TECHNICAL INFORMATION
Robert Cinits, P.Geo., Entrée’s Vice-President, Corporate Development and a Qualified Person ("QP") as defined by NI 43-101, has approved the technical disclosure in this MD&A.

Cautionary Note to United States Investors - Canadian Disclosure Standards in Mineral Resources and Mineral Reserves
The terms "mineral reserve", "Proven mineral reserve" and "Probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Definition Standards - For Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014, as may be amended from time to time by the CIM.
The definitions of Proven and Probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.
In addition, the terms "mineral resource", "Measured mineral resource", "Indicated mineral resource" and "Inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases.
Accordingly, information contained in this MD&A containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.